UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

 SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _______)*

GOLDEN WEST BREWING COMPANY, INC.
(Name of Issuer)

              COMMON STOCK
 (Title of Class of Securities)

                   381312107
(CUSIP Number)

John Power, President
945 West 2nd Street
Chico, California 95928
                  (530)  894-7906 (tel) (707) 884-1229   (fax)
(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

                   February 14, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ___

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 381312107

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     John C. Power

(2) Check the Appropriate Box if a Member (a) [ ] of a Group* (b) [ ]

(3) SEC Use Only

(4) Source of Funds*      IN

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

     U.S.A.
Number of Shares	(7) Sole Voting Power 538,000
Beneficially Owned	(8) Shared Voting Power
by Each Reporting	(9) Sole Dispositive Power 538,000
Person With	(10)Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

       538,000 shares

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13) Percent of Class Represented by Amount in Row (11)      26.9%

(14) Type of Reporting Person*              IN

*SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

           The class of securities to which this statement relates is common stock, par value $.0001 per share (the "Common Stock") of Golden West Brewing Company, Inc., a Delaware corporation (the "Company"). The address and principal executive offices of the Company is 945 West 2nd Street, Chico, California 95928.

ITEM 2. IDENTITY AND BACKGROUND

             (a)-(c)     John C. Power, 60 Sea Walk Drive, P O Box 114, Sea Ranch CA 95497 is President and a Director of the Company.

             (d)-(f)     The natural person referred to above is a United States Citizen. During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as follows:

               On June 1, 1998, the Securities and Exchange Commission issued an Order instituting proceedings alleging, among other things, that Mr. Power violated Section 10(b) of the Securities Exchange Act of 1934 and Rule 10(b)(5) promulgated thereunder by participating in a manipulation through his personal account of the public trading market for the common stock of Premier Concepts, Inc., from approximately June 1994 through December 1994. On November 15, 2005, the US Court of Appeals for the District of Columbia Circuit issued an Opinion and Order dismissing the matter for lack of evidence.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Mr. Power acquired all of the securities of the Company that he owns, for cash consideration of $0.25 per share, or, total cash consideration of $134,500.  The cash consideration was invested over an approximate twenty-four month period.     The funds were used by Golden West to fund in part our acquisition of Butte Creek Brewing Company, subsequent working capital needs and other general and administrative expenses of Golden West.

ITEM 4. PURPOSE OF TRANSACTION

          The Company was formed and organized in December 2003, for the purpose of acquiring the business and assets of Butte Creek. Effective October 8, 2004, the Company entered into a definitive Asset Purchase and Sale Agreement with Butte Creek to acquire those assets, subject to certain liabilities. On August 31, 2005, that acquisition agreement was consummated, at which time the Company acquired substantially all of the business assets of Butte Creek in consideration of:
*
the sum of $350,000 in cash, all of which had previously been advanced;
*
an additional $217,400 in working capital advances which were capitalized as part of the purchase price;
*
the assumption of designated Butte Creek trade and accounts payable in the approximate amount of $366,000; and,
*
200,000 shares of the Company's common stock.

             Mr. Power is also a secured creditor of Golden West Brewing Company, a California corporation ("GWBCA"). Between March and September, 2005, GWBCA borrowed a total of $125,000 from three lenders, $50,000 of which came from Power Curve, Inc., a company controlled by Mr. Power. That loan accrues interest at the rate of 9% per annum, is due and payable in full in March 2008, and is secured by a first lien on all of the tangible and intangible assets of GWBCA.

             In December 2005, Mr. Power and Power Curve, Inc., a controlled company, converted $305,000 in outstanding advances into a junior secured, long-term note, bearing interest at the rate of 9% per annum and due December 31, 2008. That note is secured by a junior lien on the tangible and intangible assets of GWBCA.

              On February 14, 2006, the Securities and Exchange Commission declared effective a registration statement on Form SB-2, SEC File No. 333-121351 covering the Company's self-underwritten public offering of up to 1,000,000 shares of common stock at a price of $0.50 per share. The offering is ongoing as of the date of this report.

             The securities of the Company were acquired by Mr. Power for investment. Mr. Power reserves the right to acquire additional shares of the Company's common stock, either in open market purchases should a public trading market for its shares develop, in private transactions or, in the offering covered by the foregoing registration statement, but only after the minimum offering of 400,000 shares has been sold.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a)     At the close of business on February 14, 2006, Mr. Power beneficially owned directly 538,000 shares of common stock.

          Mr. Power would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 538,000 shares of common stock. The securities represent 26.9% of the issued and outstanding shares of common stock of the Company, before giving effect to the possible sale of additional shares of common stock by the Company in its self-underwritten, public offering covered by the registration statement identified in this report. The foregoing is based upon 2,000,000 shares of common stock issued and outstanding as of the date of this report.

         (b)     Mr. Power has the sole voting and dispositive power with respect to all of the shares of common stock identified in Item 5(a) above.

         (c)     Mr. Power acquired 40,000 shares of common stock effective December 30, 2005 pursuant to the conversion of $10,000 in outstanding advances receivable from the Company. This is the only acquisition transaction in the Company's securities during the past 60 days.

          Mr. Power has not sold any shares of common stock during the past 60 days.

         (d)     Not applicable

         (e)     Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
               SECURITIES OF THE ISSUER

           As more fully described in this report, Mr. Power is President and a Director of the Company and a secured creditor of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

       1.     Security Agreement in favor of Power Curve, Inc., et al dated September 9, 2005*

       2.    Promissory Note dated September 9, 2005 in favor of Power Curve, Inc.*

       3.    Secured Promissory Note with John C. Power*

       4.    Secured Promissory Note with Power Curve, Inc.*

       5.    General Security Agreement with John C. Power and Power Curve, Inc.*

        *     Incorporated by reference from the Company's registration statement on Form SB-2, SEC File No. 333-121351, as filed with the Commission on February 13, 2006.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 23, 2006 (Date)
/s/ John C. Power (Signature)
John C. Power (Name/Title)